SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 26th, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Shareholders approve all proposed resolutions of Novartis Board of Directors

•                  Dividend increased to CHF 2.10 per share for 2009 (+5%), representing a payout of 55% of net income from continuing operations, marking thirteenth consecutive increase in the dividend per share since the creation of Novartis in 1996

•                  Novartis reaffirms underlying Group net sales growth outlook

•                  Novartis shareholders approve the introduction of a consultative vote on the compensation system

•                  Mr. Hans-Joerg Rudloff, Dr. Daniel Vasella and Mrs. Marjorie Yang re-elected to the Novartis Board of Directors

Basel, February 26, 2010 — Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. These included a 5% increase in the dividend payment for 2009, as well as an amendment to the articles of incorporation providing for a consultative shareholder vote on the compensation system.

A total of 2,322 shareholders were present at the meeting held in Basel, representing 1,34 billion shares or 50.7% of the 2,64 billion issued shares of Novartis.

“Despite the recessionary environment, 2009 was a successful business year for Novartis and the completion of the CEO succession process prepares the company for its next growth period, including the proposed merger with Alcon, the worldwide leader in eye care. Thanks to our strong results, I am pleased that the dividend could be increased for the thirteenth consecutive year, delivering total shareholder return at a compounded annual growth rate of 9% since 1996, outpacing the corresponding world market and world pharmaceutical indices. Our strategically diversified healthcare portfolio enables us to sustain performance and mitigate risks,” said Dr. Daniel Vasella, Chairman of Novartis. “Today, our shareholders also took steps to further strengthen our governance in the wake of the global financial crisis, following Novartis’ strong history of proactively setting best corporate governance standards. In the future, shareholders will prospectively vote on our compensation system. With this decision Novartis will be the first large, listed Swiss company to include a consultative vote on its Compensation System. In 2009, the Board of Directors also established a Risk Committee to oversee enterprise risk management processes and systems, and will progressively include a ‘clawback provision’ for incentive payments in employee contracts.”

Shareholders approved the introduction of a consultative vote on the compensation system in the articles of incorporation. Such a vote will be held before every significant change in the compensation system, but at least at every third Annual General Meeting — the first such vote will take place at the Annual General Meeting in 2011. The three-year cycle for votes allows shareholders to take a longer-term view when examining the sustainability of the compensation system. Sustainable compensation systems are harmonized with multi-year business plans, and only attain their full effect when used unchanged for several years, so they are understood by all employees.

The recently announced inclusion of “clawback provisions” for incentive payments, which allows Novartis to retract any unjustified payment to an employee if later it is found to be based on financial misstatements or unethical business behavior, further enhances its governance.

Shareholders approved a dividend payment of CHF 2.10 per share for 2009 compared to CHF 2.00 in 2008, representing a payout ratio of 55% of net income from continuing operations. Payment for the 2009 dividend will be made with effect from March 5, 2010.

The Group confirmed expectations for 2010 to be a year of significant progress in implementing its strategy to meet the growing needs of patients and aging societies worldwide through its healthcare portfolio. Novartis further confirmed its guidance for the year and barring unforeseen events, expects to maintain momentum in 2010 and increase Group net sales at a mid-single digit percentage rate in local currencies(1) based on the rapidly growing contributions of recently launched products and targeted investments in emerging growth markets. Novartis is integrating the drive for greater productivity and increased efficiency into its operations, improving speed while freeing up resources to focus on customers and growth initiatives. This is expected to lead to further improvement in the Group’s operating income margin in 2010. Pharmaceuticals net sales in 2010 are expected to grow at a mid- to high-single digit rate in local currencies, driven by strong underlying volume growth with a continued uncertain pricing environment.

Shareholders also re-elected Dr. Daniel Vasella and Mrs. Marjorie Yang for a three year term each to the Novartis Board of Directors. Mr. Hans-Joerg Rudloff was also re-elected for a one-year term. Mrs. Yang has been a member of the Board of Directors since 2008 and qualifies as an independent Non-Executive Director. With her re-election she will now serve as the Chair of the Novartis Compensation Committee.

Disclaimer

These materials contain certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “outlook,” “will,” “risk,” “expectations,” “guidance,” “expects,” “expected,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions or business units; or regarding the potential acquisition and merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. Neither can there be any guarantee that the proposed acquisition and merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices,

(1) Excluding Alcon acquisition

government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 26th, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting